UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Highwater Ethanol, LLC

File No. 333-137482 - CF#22964

Highwater Ethanol, LLC submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form SB-2 filed on September 20, 2006, as amended.

Based on representations by Highwater Ethanol, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through July 1, 2009
Exhibit 10.19	through July 1, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel